The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 OCT 21

02055516

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

11th October, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd October, 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 11th October 2002, confirming that The Capital Group Companies, Inc. has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th October 2002, held 31,994,767 shares, being 4.06% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

10/28

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/46

Company Announcements Office,
London Stock Exchange.

11th October, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated 10th October 2002 and received by fax after the close of business on 10th October 2002, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th October 2002, held 31,994,767 shares, being 4.06% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	706,600
Capital International Ltd	29,970,567
Capital International S.A.	178,804
Capital International Inc.	1,138,796

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary